FRED B. GREEN
FGREEN@BODMANLAW.COM
313-392-1056

BODMAN PLC
6TH FLOOR AT FORD FIELD
1901 ST. ANTOINE STREET
DETROIT, MICHIGAN  48226
313-393-7579 FAX
313-259-7777
May 6, 2011

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:         Caraco Pharmaceutical Laboratories, Ltd.
Revised Preliminary Schedule 14A
Filed April 18, 2011
File No. 001-31773

Amended Schedule 13E-3
Filed April 18, 2011 by Caraco Pharmaceutical Laboratories, Ltd.
Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc.
Sun Laboratories, Inc. and Dilip S. Shanghvi
File No. 005-51501

Dear Mr. Duchovny:

On behalf of our client, Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”), we hereby acknowledge receipt of the comment letter dated April 22, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 18, 2011 (the “Revised Preliminary Proxy Statement”) and the Amended Schedule 13E-3 filed by the Company, Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Sun Laboratories, Inc. and Mr. Dilip S. Shanghvi (together, the “Sun Filing Persons”) on April 18, 2011 (the “Amended Schedule 13E-3”).

We submit this letter in response to the Comment Letter on behalf of the Company.  For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the Company’s responses.

The Company has today filed, via EDGAR, an amendment to the Revised Preliminary Proxy Statement (the “Second Revised Preliminary Proxy Statement”), an amendment to the Amended Schedule 13E-3 (the “Second Amended Schedule 13E-3”) , and this response letter.

Unless otherwise noted, page number references herein refer to the Second Revised Preliminary Proxy Statement.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Second Revised Preliminary Proxy Statement and/or the Second Amended Schedule 13E-3, as applicable.

DETROIT      |      TROY      |      ANN ARBOR      |      CHEBOYGAN      |      DALLAS

May 6, 2011

Amended Schedule 13E-3

1.
We note that you have requested confidential treatment for certain exhibits.  We will review and provide comments on your request separately.  All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

The Company acknowledges that all comments concerning its confidential treatment request must be resolved prior to mailing its proxy statement.

Revised Preliminary Proxy Statement

Special Factors

Background of the Merger, page 9

2.
Please refer to the first paragraph on page 21 and our prior comment 9.  Please revise to describe the events that took place subsequent to the proposal to include a “majority of unaffiliated security holders” was made to the Sun entities.

In response to the Staff’s comment, reference is made to the revised disclosure in the first and second paragraphs on page 21 of the Second Revised Preliminary Proxy Statement.

Position of Caraco’s Independent Committee as to the Fairness of the Merger, page 22

3.
We note your response prior to comment 14 and we reissue it.  Please explain how any filing person relying on the William Blair opinion in order to meet its disclosure requirements under Item 1014 of Regulation M-A could do so in light of the inclusion of all of the unaffiliated security holders along with affiliated security holders in the security holder universe addressed by the financial advisor’s opinion.

In response to the Staff’s comment, reference is made to the revised disclosure under the heading “Financial Analysis and Opinion of William Blair” on page 24 of the Second Revised Preliminary Proxy Statement.

May 6, 2011

Opinion of the Independent Committee’s Financial Advisor, page 32

4.
We note your response to prior comment 20.  Revise your disclosure further to explain why William Blair only provided some of the names of the transaction participants in the transactions included in the Premiums Paid analysis to the independent committee and, in an appropriate section of the proxy statement, how the committee became comfortable with receiving limited information underlying one of the analysis that supported the financial advisor’s opinion, which supported its own fairness determination.

In response to the Staff’s comment, reference is made to the revised disclosure in the last paragraph entitled “Premiums Paid Analysis” on page 37 of the Second Revised Preliminary Proxy Statement.  The spreadsheet referenced in such paragraph has been included as Exhibit (c)(2)(iii) to the Second Amended Schedule 13E-3.

5.
We reissue prior comment 7.  Please revise your disclosure relating to the January 7 and 14, 2011 discussion materials to include “the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations.”  See Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, reference is made to the revised disclosure in the first two paragraphs on page 40 of the Second Revised Preliminary Proxy Statement.

*           *           *

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at (313) 392-1056.

Very truly yours,
/s/ Fred B. Green
Fred B. Green

FBG/jmh